SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 2, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F _X_                           Form 40-F ___

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ___                                No _X_

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _N/A_


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ENDESA, S.A.

Dated: December 2, 2002                   By:____________________________
                                          Name: Jacinto Pariente
                                          Title: Manager of North America
                                          Investor Relations

                   ENDESA SIGNS NEW POWER CONTRACT IN GERMANY



New York, December 2nd, 2002. - ENDESA (NYSE:ELE) has signed a contract for the supply of electricity to the German company DELPHI Deutschland GmbH for one of its plants, for a total volume of 8.5 GWh starting on 1 January 2003. The contract has been signed for a year, renewable upon termination.

DELPHI Corporation is an American multinational leader in the car components industry and has plants in some European countries, including Spain and Portugal, where ENDESA already supplies electricity to DELPHI under contracts for seven plants in Portugal for 37.34 GWh and six in Spain for 160 GWh.

This new contract responds to ENDESA's strategy to provide global solutions for the supply of energy to the customers it serves in Spain.



For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 http://www.endesa.es
e-mail: ir@endesa.es